

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2015

Lecia L. Walker, President
Original Source Music, Inc.
8201 South Santa Fe Drive #229
Littleton, CO

> **Re:** **Original Source Music, Inc.**
> **Registration Statement on Form 10**
> **Filed September 24, 2015**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 25, 2015**
> **File No. 000-55516**

Dear Ms. Walker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note your discussion of the spin-off transaction on page 22. In your response letter, please provide us with a detailed legal analysis of why you believe that there is a valid business purpose for the spin-off. Also, tell us why Original Source Entertainment has not filed any reports disclosing the spin-off. Finally, advise what business Original Source Entertainment will engage in after the spin-off.

2.   You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company in your business section and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and

the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

3.   Please refile exhibits 3.1 through 3.3 in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

Forward Looking Statements, page 3

4.   Please remove your references here to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections. Please revise your filing accordingly.

Operations, page 5

5.   Revise your discussion in this section to balance your discussion of contracts signed with corresponding information on revenues generated to date, and ensure that you identify any challenges to your growth strategy described on page 6.

6.   You state that your current customers include three major television networks and one major production company. Consider revising your disclosure to provide more specific information regarding your current client base, rather than using vague terminology such as "major."

Revenue, page 7

7.   You state that you may fund your operations through loans based on a verbal agreement with Ms. Walker. Where you reference such loans throughout the document, please also state whether the agreement with Ms. Walker to provide funding is legally binding, to the extent that it is not, revise throughout to state clearly and unequivocally that there is no guarantee that she will provide such funding.

Risk Factors, page 13

8.   Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

"Our current license for access to songs owned by Ms. Walker …," page 13

9.   Based on your disclosure it appears that you rely on the license agreement and option granted by Ms. Walker, in order to generate revenues. Please file these agreements as exhibits or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

"We may be unsuccessful in implementing required internal controls …," page 17

10.   Please revise to more specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies.   For example, you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with these exemptions should be disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 18

11.   We note your disclosure on pages 21 and 22 pertaining to your issuance of approximately $15,000 of notes convertible at the option of the holder. You also disclose that the number of shares issuable under these notes is equal to dividing the balance of the note by double the par value. Under this conversion scenario it appears that the holder(s) of these notes would be issued approximately 7.5 million shares of common stock. Please provide your analysis as to why the holder(s) of these shares should not be included in your beneficial ownership table. Additionally, please tell us why you have not included the issuance of these convertible notes in your disclosure pertaining to recent sales of unregistered securities.

Certain Relationships and Related Transactions, page 21

12.   Certain of the transaction descriptions in this section fail to name the related parties and the facts that give rise to the relationship. Please review and significantly revise this section to disclose the name of each related party and the basis on which that person is a related person. Refer to paragraphs (a)(1) and (d)(1) of Regulation S-K Item 404.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jody Walker, Esq.